Exhibit 22

Subsidiary Issuers of Guaranteed Securities

As of June 30, 2026, Lumen Technologies, Inc. (Parent Guarantor) was the unconditional guarantor of the following unsecured registered notes issued by a wholly-owned subsidiary of Parent Guarantor:

Name of Subsidiary Issuer	State of Formation of Issuer	Description of Registered Notes
Qwest Corporation	Colorado	6.500% Notes due 2051, denominations of $25
Qwest Corporation	Colorado	6.750% Notes due 2052, denominations of $25